AB* 10/02

[redacted]

09042397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46661

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/08 (MM/DD/YY) AND ENDING 07/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden, (City) CT (State) 06450-4858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street (Address) New Haven (City) CT (State) 06510 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 25 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 10/08

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **July 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Infinex Investments, Inc. and Subsidiaries

CONSOLIDATED FINANCIAL REPORT
July 31,2009 and 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Infinex
FINANCIAL GROUP

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiaries (the "Company") as of July 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Infinex Investments, Inc. and Subsidiaries as of July 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 24, 2009

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
July 31, 2009

ASSETS

Cash and cash equivalents (Note 2)	$	5,563,306
Receivable from clearing broker		343,231
Other accounts receivable		125,293
Equipment, furniture and software, net of accumulated depreciation and amortization of $995,429 (Note 6)		278,333
Marketable securities, at market value (Note 3)		570,836
Other assets (Note 4)		889,147
Income taxes receivable		26,685
Deferred tax asset (Note 7)		47,522
Customer list, net of accumulated amortization of $270,250 (Note 5)		1,891,750
Goodwill (Note 5)		901,293
Total assets	$	10,637,396

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Commissions payable	$	2,299,512
Accounts payable and accrued expenses		589,784
Deferred revenue		598,604
Notes payable (Note 9)		63,965
		3,551,865
Commitments and Contingencies (Notes 9 and 10)		
Stockholders' Equity (Note 12)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 49,281 shares; outstanding -43,781 shares		1,000
Additional paid-in capital		6,060,000
Retained earnings		1,474,531
Less:		
Treasury stock at cost - 5,500 shares		(450,000)
		7,085,531
Total liabilities and stockholders' equity	$	10,637,396

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (10%), the Massachusetts Bankers Association (9%) and various financial institutions and associations (81%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold. On April 30, 2008, Infinex merged with Bankers Investment Group, LLC ("BI Group"). In exchange for 13,706 shares of its common stock, the Company acquired net assets of $3,280,000 which included cash of $1,396,984.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of consolidation

The accompanying consolidated statement of financial condition includes the accounts of Infinex and its wholly-owned subsidiaries, Infinex Insurance Agency of Massachusetts, Inc., and BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated statement of financial condition, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses recognized as of the date of the statement of financial condition. Actual results could differ from those estimates.

Significant estimates that are susceptible to material change in the near term relate to the analysis for impairment of intangible assets and goodwill.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits. The Company has not experienced any losses from such concentrations.

Marketable securities

Marketable securities are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Fair value

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements," (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS No. 157, the three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active, and model-based valuation techniques for which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

In February 2008, the FASB issued FASB Staff Position No. 157-2, *Effective Date of FASB Statement No. 157*, which permits a one-year deferral for the implementation of SFAS No. 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

In October 2008, the FASB issued Staff Position No. FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,* ("FSP No. 157-3"). FSP No. 157-3 amends SFAS No. 157 and clarifies its application in an inactive market. In reaction to the recent financial crisis, this FSP provides clarification as to whether to use direct market information or internally generated estimates of the fair value of financial assets when a market is not active. Application issues addressed by FSP No. 157-3 include: i) how management's internal assumptions should be considered when measuring fair value when relevant observable data do not exist, ii) how observable market information in a market that is not active should be considered when measuring fair value, and iii) how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. FSP No. 157-3 was effective upon its October 10, 2008 issuance. This FSP did not have an impact on the Company's financial statements.

Effective April 1, 2009, the Company adopted FSP No. 157-4 "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." This FSP did not have an impact of the Company's financial statements.

The Company adopted SFAS No. 157 for the fiscal year beginning August 1, 2008, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted as described above. The adoption of SFAS No. 157 did not have an impact on the Company's financial statements, and the adoption of the remaining provisions of SFAS No. 157 is not expected to have a material impact on the Company's financial statements.

See Note 3 for additional information regarding fair value.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Goodwill and intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets.

Intangible assets represent customer lists. These assets are being amortized using the straight-line method over 10 years.

SFAS No. 142, "Goodwill and Other Intangible Assets," prescribes a two-step process for impairment testing of goodwill, which is performed annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. No indicators of goodwill or other intangible asset impairment were identified for the years ended July 31, 2009 and July 31, 2008. Goodwill is not subject to amortization.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and accordingly will be required to adopt FIN 48 in its 2010 annual financial statements. Prior to the adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, "Accounting for Contingencies". Statement No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. The Company is currently assessing the impact of FIN 48 on its consolidated statement of financial condition.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R) which replaces SFAS No. 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. SFAS No. 141(R) is effective in fiscal years

beginning after December 15, 2008. The Company will assess the potential impact of the adoption of SFAS 141R if, and when, a future acquisition occurs.

In April 2009, the FASB issued FSP No. FAS 141 (R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141 (R)-1"). FSP FAS 141 (R)-1 amends and clarifies FASB No. 141 (revised 2007), "Business Combinations", to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The Company will assess the potential impact of the adoption of FSP FAS 141 (R)-1 if, and when, a future acquisition occurs.

In April 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position ("FSP") No. FAS 142-3, "Determination of the Useful Life of Intangible Assets", which amends the factors that must be considered in developing renewal or extension assumptions used to determine the useful life over which to amortize the cost of a recognized intangible asset under SFAS 142, "Goodwill and Other Intangible Assets." The FSP requires an entity to consider its own assumptions about renewal or extension of the term of the arrangement, consistent with its expected use of the asset, and is an attempt to improve consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141, "Business Combinations." The FSP is effective for fiscal years beginning after December 15, 2008, and the guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The FSP is not expected to have a significant impact on the Company's consolidated statement of financial condition.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS No. 165"), which sets forth the circumstances under which an entity should recognize events occurring after the balance sheet date and the disclosures that should be made. Also, this statement requires disclosure of the date through which the entity has evaluated subsequent events (for public companies, and other companies that expect to widely distribute their financial statements, this date is the date of financial statement issuance, and for nonpublic companies, the date the financial statements are available to be issued). The effective date is for interim and annual periods ending after June 15, 2009. The Company adopted SFAS No. 165 during the year ended July 31, 2009, and the adoption did not have a material effect on its consolidated statement of financial condition.

In June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles--a replacement of FASB Statement No. 162," (FASB 168) to allow the FASB Codification to be the single source of authoritative U.S. accounting and reporting standards, other than the guidance issued by the Securities and Exchange Commission. The effective date of this standard is for interim and annual reporting periods ending after September 15, 2009. The adoption of this standard will not have a material impact on the Company's consolidated statement of financial condition.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At July 31, 2009, the total amount of securities purchased under agreements to resell were approximately $4,715,000. The Company is required to maintain a target balance of cash on deposit of $65,000 with financial institutions following a security transaction. All amounts above the target balance are not considered book deposits and accordingly are not insured by the FDIC.

Note 3. Fair Value

Effective August 1, 2008, the Company adopted SFAS No. 157, which, defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosure about fair value measurements. As defined in SFAS No. 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The following table provides the assets carried at fair value and measured at fair value on a recurring basis as of July 31, 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Balance as of July 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Securities	$ 570,836	$ 66,714	$ 504,122	$ -

Marketable securities include corporate bonds and brokerage certificates of deposit. Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include corporate bonds. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics and are classified using Level 2 of the valuation hierarchy. Level 2 securities include brokerage certificates of deposit. The Company does not have any Level 3 securities for which significant unobservable inputs are utilized.

Note 4. Other Assets

At July 31, 2009, other assets were comprised of:

Deposits	$	138,651
Insurance premiums receivable under split dollar life agreement		170,633
Advance to subscriber		81,250
Prepaid expenses		498,613
Total other assets	$	889,147

Note 5. Goodwill and Intangible Assets

The carrying amount of goodwill as of July 31, 2009 is as follows:

Goodwill	$	901,293

Intangible assets are comprised of the following at July 31, 2009:

Customer list - Gross Carrying Amount	$	2,162,000
Less accumulated amortization		(270,250)
Net Carrying Amount	$	1,891,750

Note 6. Equipment, Furniture and Software

At July 31, 2009, equipment, furniture and software consisted of the following:

Equipment and software	$ 952,531
Furniture and fixtures	218,761
Leasehold improvements	81,470
Automobiles	21,000
	1,273,762
Less accumulated depreciation	(995,429)
Total	$ 278,333

Note 7. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2009 are presented below:

Deferred tax assets:	
Customer lists	$ 34,255
Employee benefit accruals	24,419
Other assets	29,173
Total gross deferred tax assets	87,847
Deferred tax liabilities:	
Equipment, furniture and software	(15,010)
Goodwill	(25,315)
Total gross deferred tax liability	(40,325)
Net deferred tax asset	$ 47,522

Note 8. Related Party Transactions

At July 31, 2009, the Company had cash on deposit of approximately $223,000, and securities purchased under agreements to resell of $4,715,000, at a financial institution, which is also a shareholder of the Company.

Note 9. Commitments and Contingencies

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2010	$ 258,232
2011	230,086
2012	237,973
2013	217,652
2014	213,269
Thereafter	-
	$ 1,157,212

Legal matters

The Company is involved in legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's consolidated statement of financial condition.

Notes Payable

At July 31, 2009, the Company had uncollateralized notes payable that the Company assumed in connection with the merger with BI Group with interest rates ranging from 1.55% to 2.57% at July 31, 2009.

Scheduled maturities of long term debt for the years ending July 31 are as follows:

Fiscal Year Ending July 31,	Amount
2010	$ 32,222
2011	17,251
2012	9,789
2013	4,703
2014	-
	$ 63,965

Line of credit

The Company has a $250,000 unsecured line of credit with a bank which is also a shareholder, with interest at the bank's "Base Rate" (3.25% at July 31, 2009), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2009.

The Company also acquired with the merger of BI Group two uncollateralized working lines of credit of $500,000 and $250,000 which were paid in full at July 31, 2008. The interest rate on both lines of credit was the Wall Street Journal prime rate plus .50% (5.75% at July 31, 2008). During fiscal year ended July 31, 2009, these lines of credit were terminated.

Note 10. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 11. Subsequent Events

The Company has evaluated events or transactions that occurred after July 31, 2009 and through the time the financial statements were issued on September 24, 2009 for potential recognition or disclosure in the consolidated statement of financial condition. There are no subsequent events requiring recognition or disclosure in the consolidated statement of financial condition.

Note 12. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2009, the Company had net capital (as defined) of approximately $2,821,000, which was in excess of its required net capital of approximately $244,000. The Company's net capital ratio at July 31, 2009, was 1.30 to 1.

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Infinex Investments, Inc. and Subsidiaries
Meriden, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended July 31, 2009, which were agreed to by Infinex Investments, Inc. and Subsidiaries (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, including one check voucher in the amount of $150 and one check in the amount of $7,034;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 through July 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including the Form X-17A-5 for the periods ending June 30, 2009 and July 31, 2009, internal financial statements for the period April 1, 2009 through July 31, 2009, and product statistic reports from the Pershing System for the period April 1, 2009 through July 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, including the Form X-17A-5 for the periods ending June 30, 2009 and July 31, 2009, internal financial statements for the period April 1, 2009 through July 31, 2009, and product statistic reports from the Pershing System for the period April 1, 2009 through July 31, 2009, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 24, 2009

INFINEX INVESTMENTS, INC. AND SUBSIDIARIES

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION
For the Period April 1, 2009 through July 31, 2009

General assessment	$	7,184
Payments:		
January 1, 2009	$	150
September 22, 2009		7,034
Total payments	$	7,184

SIPC Collection Agent: FINRA

SIPC-7T
(27-REV 3/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(27-REV 3/09)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-046661 FINRA JUL 11/23/1993
INFINEX INVESTMENTS INC
538 PRESTON AVE
MERIDEN, CT 06450-4858

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Margaret C. Goz 203.599.6025

2. A. General assessment [item 2e from page 2 (not less than $150 minimum)] $ 7,184

B. Less payment made with SIPC-4 made in January, February or March 2009 (For all fiscal year ends except January, February, or March) (150)

9.22.09
Date Paid

C. Assessment balance due 7,034

D. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

E. Total assessment balance and interest due (or overpayment carried forward) $ 7,034

F. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as E above) $ 7,034

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinex Investments Inc.
(Name of Corporation, Partnership or other organization)

Margaret C. Goz
(Authorized Signature)

SVP & Controller
(Title)

Dated the 22nd day of September, 2009.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending July 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,774,609
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,684,453
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	203,428
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	12,317
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 698	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	698
Total deductions	7,900,896
2d. SIPC Net Operating Revenues	$ 2,873,711
2e. General Assessment @ .0025	$ 7,184

(to page 1 but not less than $150 minimum)